# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nexentis Technologies Inc., CIK 0001789192
CUSIP: 80512Q501
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel (L3), 4994500
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000897069-26-000729
Filed by CIK 0002122082

## Reporting persons
- Lee Eun Young: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 47,000; shared voting power 0; sole dispositive power 47,000; shared dispositive power 0; aggregate amount beneficially owned 47,000 (3.23% of the class)
  Comment: The share percentage is based on 1,453,333 shares outstanding as of June 23, 2026, as reported in the prospectus supplement of the Issuer's prospectus filed June 23, 2026.

## Item 1. Issuer
Name of issuer: Nexentis Technologies Inc.
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel, 4994500

## Item 2. Person Filing
Name of person filing: Eun Young Lee
Address of principal business office or, if none, residence:
2302 ho, 2509 dong, 20, Dongtan-daero 10-gil, Dongtan-gu
Hwaseong-si, Gyeonggi-do 18496
Reoublic of Korea
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 47,000
Percent of class: 3.23
Sole power to vote or to direct the vote: 47,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 47,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lee Eun Young: /s/ Eun Young Lee, Eun Young Lee (07/15/2026)